Exhibit 1.2

FIRSTBANK CORPORATION
P.O. Box 1029
311 Woodworth Avenue
Alma, Michigan 48801-1029

June 27, 2012

United States Department of the Treasury
1500 Pennsylvania Avenue,
NW Washington, D.C. 20220

Ladies and Gentlemen:

Reference is made to that certain Letter Agreement incorporating the Securities Purchase Agreement – Standard Terms (the “Securities Purchase Agreement”) between the United States Department of the Treasury (“Treasury”) and Firstbank Corporation (the “Company”).    Pursuant to the Securities Purchase Agreement, at the Closing, the Company issued to Treasury shares of its preferred stock (the “Preferred Shares”) and a warrant to purchase its common stock (the “Warrant”).  This letter agreement is being delivered in connection with the sale by Treasury of the Preferred Shares (the “Sale”).

1.	Definitions

Capitalized terms used but not defined herein shall have the meanings assigned to them in the Securities Purchase Agreement.  In addition, for purposes of this letter (i) “Compensation Regulations” means any guidance, rule or regulation, as the same shall be in effect from time to time, promulgated pursuant to or implementing Section 111 of the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009, or otherwise from time to time and (ii) “Relevant Period” means the period in which any obligation of the Company arising from financial assistance under the Troubled Asset Relief Program remains outstanding, as it may be further described in the Compensation Regulations.

2.	Remaining Certification and Disclosure Requirements

The Company hereby acknowledges and agrees to comply with the certification and disclosure requirements set forth in the Compensation Regulations, including without limitation those submissions that are required with respect to the final portion of the Relevant Period (see, for example, Section 30.7(c), Sections 30.11(b) and (c) and Section 30.15(a)(3) of the Compensation Regulations and FAQ-14 in the Frequently Asked Questions to the Compensation Regulations, available at www.financialstability.gov).

3.	Transferability Restrictions Related to Long-Term Restricted Stock

Additionally, the Company hereby acknowledges that any long-term restricted stock (as defined in Section 30.1 of the Compensation Regulations) awarded by the Company (i) may not vest until the minimum two-year service requirement is satisfied, and (ii) may not become transferable, or payable in the case of a restricted stock unit, at any time earlier than as permitted under the schedule set forth in the definition of long-term restricted stock in Section 30.1 of the Compensation Regulations (see FAQ-15 in the Frequently Asked Questions to the Compensation Regulations, available at www.financialstability.gov).  In the event that any long-term restricted stock awarded by the Company will not become transferable, or payable in the case of a restricted stock unit, under the terms of the Compensation Regulations, the Company shall promptly cancel such long-term restricted stock and/or restricted stock units.

4.	Warrant Repurchase and/or Transfer

Immediately following consummation of the Sale, but subject to compliance with applicable securities laws, Treasury is permitted to Transfer all or a portion of the Warrant with respect to, and/or exercise the Warrant for, all or a portion of the number of shares of Common Stock issuable thereunder, at any time and without limitation. The Company shall take all steps as may be reasonably requested by Treasury to facilitate any such Transfer.

In addition, the Company, in the event it elects to repurchase the Warrant, shall deliver to Treasury within 15 calendar days of the date hereof a notice of intent to repurchase the Warrant, which notice shall be in accordance with Section 4.9(b) of the Securities Purchase Agreement (the “Warrant Repurchase Notice”).

In the event the Company does not deliver the Warrant Repurchase Notice to Treasury within 15 calendar days of the date hereof, Treasury hereby provides notice, pursuant to Section 4.5(p) of the Securities Purchase Agreement, of its intention to sell the Warrant, such notice to be effective as of the first day following the end of such 15-day period.

In the event that the Company delivers a Warrant Repurchase Notice and the Company and Treasury fail to agree on the Fair Market Value of the Warrant pursuant to the procedures (including the Appraisal Procedure), and in accordance with the time periods, set forth in Section 4.9(c) of the Securities Purchase Agreement or the Company revokes the delivery of such Warrant Repurchase Notice, then Treasury hereby provides notice of its intention to sell the Warrant.

5.	Governing Law

This letter agreement will be governed by and construed in accordance with the federal law of the United States if and to the extent such law is applicable, and otherwise in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

[Remainder of page left intentionally blank.  Signature page follows.]

IN WITNESS WHEREOF, this letter agreement has been duly executed by the parties as of the date first written above.

FIRSTBANK CORPORATION

By:	/s/ Samuel G. Stone
Name:	Samuel G. Stone
Title:	Executive Vice President and Chief Financial Officer

UNITED STATES DEPARTMENT OF THE TREASURY

By:	/s/ Timothy G. Massad
Name:	Timothy G. Massad
Title:	Assistant Secretary for Financial Stability

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